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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)

                          Atrix International, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title or Class of Securities)

                                  04962P102
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                               (CUSIP Number)

 Jerry E. Mathwig, 9031 Avila Cove, Eden Prairie, MN  55347, (612) 934-3702
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               November 24, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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Page 2 of 4

CUSIP No.             450707 10 10 4

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Jerry E. Mathwig

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                           (b)  [X]
3       SEC USE ONLY

4       SOURCE OF FUNDS
             PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

                                            7  SOLE VOTING POWER          0
                         NUMBER OF
                          SHARES            8  SHARED VOTING POWER     345,500
                       BENEFICIALLY
                         OWNED BY           9  SOLE DISPOSITIVE POWER  345,500
                      EACH REPORTING
                        PERSON WITH
                                           10  SHARED DISPOSITIVE POWER   0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             345,500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
              N/A

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
              24.5%

14      TYPE OF REPORTING PERSON
              IN

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock of Atrix International, Inc. The principal executive office of the issuer is located at 14301 Ewing Avenue South, Burnsville, MN 55306.

ITEM 2.  IDENTITY AND BACKGROUND

Jerry E. Mathwig
9031 Avila Cove, Eden Prairie, MN  55347

The occupation of the reporting person and name and principal business address of his employer is:

        President, Metro Sales, Inc.
        1640 East 78th Street
        Richfield, MN  55423
        Sales and service of photocopiers and facsimile machines


During the last five years, such person has not been convicted in a criminal proceeding.
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Page 3 of 4



During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Personal funds.

ITEM 4. PURPOSE OF TRANSACTION The acquisition of the issuer's securities was for investment. However, the undersigned believes that certain changes in the issuer's business and/or management could improve its financial performance. Accordingly, the undersigned may seek to influence management of the issuer in this regard and may seek election of himself or others endorsed by him to the issuer's board of directors. On November 24, 1998, Mr. Mathwig entered into a Shareholder Agreement (copy attached as Exhibit) with Steven D. Riedel (the current president and member of the Board of Directors of Atrix International, Inc.) which contemplates that an entity formed by Mr. Riedel will enter into a cash merger agreement with Atrix International, Inc. Under the Shareholder Agreement, Mr. Mathwig agrees to vote his shares (and appoints Riedel as proxy to vote his shares), to the extent that he is entitled to vote his shares under the Minnesota Control Share Acquisition Act (Minnesota Statute Section 302A.671), in favor of the proposed merger at a minimum specified price and to refrain from voting in favor of certain competing corporate transactions. Consummation of the merger could result in changes to the issuer's charter documents, its board of directors and officers, and its capitalization, and would result in the removal of its securities from all public trading markets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER Jerry E. Mathwig beneficially owns 345,500 shares of common stock of the issuer, representing 24.5% of the 1,413,449 shares outstanding as of November 24, 1998. (Note: Share amounts reflect a one-for-four reverse stock split on December 15, 1997.) The 345,500 shares beneficially owned by Mr. Mathwig include 20,000 shares owned by his spouse, Karen A. Mathwig (same address), over which the he has voting and investment power. See Item 4 above, for information concerning a voting agreement and grant of proxy by Mr. Mathwig to Steven D. Riedel solely in connection with a proposed cash merger. The information required by Item 2 of this Schedule with respect to Mr. Riedel is as follows, to the best of Mr. Mathwig's knowledge, without independent verification: Steven D. Riedel, President and a Director of Atrix International, Inc., 14301 Ewing Avenue South, Burnsville, Minnesota 55306. Mr. Riedel has not been, and he is not the subject of any criminal or civil proceedings of the type described in Item 2, he has not been convicted in any criminal proceedings of the type described in Item 2, and he is not subject to any judgments or orders of the type described in
Item 2.

Mr. Mathwig has made no purchases or sales of the securities of Atrix International, Inc. since his last filing of an amendment to Schedule 13D on May 22, 1998.

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Page 4 of 4


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
None, except as described above in Items 4 and 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
Shareholder Agreement dated Nov. 24, 1998

SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.





Date December 2, 1998                       /s/ Jerry E. Mathwig
    -----------------                       ---------------------
                                                  Signature


                                            Jerry E. Mathwig
                                            Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by this authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney of this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





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                              SHAREHOLDER AGREEMENT


         AGREEMENT dated as of November 24, 1998 by and among Steven D. Riedel ("Riedel") and the other parties signatory hereto (each a "Shareholder").

         WHEREAS, Riedel is in the process of forming a new entity ("Newco") which proposes to enter into a merger agreement (the "Merger Agreement") with Atrix International, Inc., a Minnesota corporation ("Atrix"), whereby Atrix would be merged with and into Newco (the "Merger") and the shareholders of Atrix would receive cash payments of at least $2.00 (the "Merger Consideration") in exchange for each share of Atrix common stock, par value $.01 per share ("Atrix Common Stock") held by each shareholder of Atrix immediately prior to the effective time of the Merger.

         WHEREAS, the Merger Consideration constitutes a substantial premium to both the current per share book value and market price of Atrix Common Stock.

         WHEREAS, Riedel has received a financing commitment with respect to the Merger, but desires to obtain the agreement of the Shareholders before expending substantial sums of money in connection with the formation of Newco, documentation with respect to financing, negotiation of a definitive Merger Agreement and the solicitation of proxies from Atrix Shareholders, and the undersigned Shareholders have agreed to enter into this Shareholders Agreement to encourage Riedel to pursue the Merger.

         NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements contained herein, the parties agree as follows:

         1. Representations and Warranties. Each Shareholder hereby severally represents and warrants to Riedel that (a) such Shareholder is the beneficial owner (and, except as indicated on Schedule 1, the record owner) of the number of shares of Atrix Common Stock set forth opposite such Shareholder's name on
Schedule 1 (the "Existing Shares," and together with any shares of Atrix Common Stock acquired by such Shareholder after the date hereof and prior to the termination hereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, the "Shares"); (b) such Shareholder has sole voting and disposition power with respect to the Existing Shares set forth opposite such Shareholder's name on Schedule 1, with no restrictions whatsoever on such rights, subject to applicable limitations under the Minnesota Control Share Acquisition Act; (c) such Shareholder has the legal capacity, power and authority to enter into and perform all of such Shareholder's obligations under this Agreement without the consent or approval of any other person, entity, public body or authority, subject to applicable limitations under the Minnesota Control Share Acquisition Act, and the execution, delivery and performance of this Agreement by such Shareholder will not violate any other agreement to which such Shareholder is a party; (d) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable limitations under the Minnesota Control Share Acquisition Act; (e) such Shareholder's Shares and the certificates representing such Shares are now, and at all times



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during the term hereof will be, held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever except for any such encumbrances or proxies arising hereunder, subject to applicable limitations under the Minnesota Control Share Acquisition Act; and (f) such Shareholder understands and acknowledges that Riedel is relying upon such Shareholder's execution and delivery of this Agreement to pursue the Merger and the negotiation and possible execution of a Merger Agreement.

         2. Agreement to Vote. Each Shareholder hereby severally agrees that, during the time this Agreement is in effect, at any meeting of the Shareholders of Atrix, however called, or in connection with any written consent of the Shareholders of Atrix, such Shareholder shall vote (or cause to be voted) the Shares held of record or beneficially by such Shareholder, subject to applicable limitations under the Minnesota Control Share Acquisition Act, (a) in favor of the Merger, the execution and delivery by Atrix of a Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof, but only if the Merger Consideration is not less than $2.00 per Share; (b) except as otherwise agreed to in writing in advance by Riedel, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Atrix; (ii) a sale, lease or transfer of a material amount of assets of Atrix or a reorganization, recapitalization, dissolution or liquidation of Atrix; (iii) a change in the majority of the Board of Directors of Atrix, any material change in the present capitalization of Atrix, any amendment to the Articles of Incorporation of Atrix, any other material change in the corporate structure or business of Atrix, or any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Newco or Riedel of the Merger or the transactions contemplated by the Merger Agreement. The Shareholders retain full voting authority and discretion as to all other matters which may be presented to the shareholders of Atrix for vote or consent.

         3. Proxy. Each Shareholder hereby grants to, and appoints Riedel, his successors and assigns, such Shareholder's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Shares as indicated in Section 2 above. Each Shareholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to such Shareholder's Shares.

         4. Certain Covenants of Shareholders. Except in accordance with the terms of this Agreement, each Shareholder hereby severally covenants and agrees that (a) such Shareholder will not, directly or indirectly, solicit or respond to any inquiries or the making of any proposal by any person or entity (other than Riedel or Newco) with respect to Atrix that constitutes or could reasonably be expected to lead to a merger or sale of all or substantially all of the assets of capital stock of Atrix (other than the Merger), and each Shareholder will immediately cease any existing activities, discussions or negotiations with any parties with respect to any of the



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foregoing; (b) such Shareholder will not, directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any or all of such Shareholder's Shares or any interest therein (except pursuant to the Merger); (c) such Shareholder shall not, except as contemplated hereby, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; (d) such Shareholder will not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement; and (e) such Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Shareholder may have and agrees to take no action in furtherance of the perfection of such rights.

         5. Further Assurances. From time to time, at the other parties' request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further actions as may be necessary or desirable to consummate and make effective, in the most expeditious matter practicable, the transactions contemplated by this Agreement.

         6. Certain Events. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Shareholder's heirs, guardians, administrators or successors.

         7. Termination. The covenants and agreements contained herein with respect to each Shareholder's Shares shall terminate on the first to occur of
(a) the effective time of the Merger; (b) the date upon which the Merger Agreement is terminated in accordance with its terms; (c) a failure to enter into a definitive Merger Agreement by December 18, 1998; (d) a failure of Riedel to use best efforts to consummate the Merger as soon as practicable following the date on which a definitive Merger Agreement is signed, including the filing by Atrix of preliminary proxy materials and the filing by Riedel of Schedule 13E-3 no later than December 24, 1998, the mailing by Atrix of proxy materials to Atrix shareholders within five business days after clearance of such materials by the Securities and Exchange Commission ("SEC")and holding the meeting of Atrix shareholders to approve the Merger Agreement no later than 45 days after SEC clearance of the proxy materials; (e) as to any given Shareholder, upon written release from Riedel and (f) at any time when the current bid price for Atrix Common Stock, as reported by Nasdaq, remains at or above $2.10 per share for a period of three consecutive trading days.

         8.       Miscellaneous.

                  (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral between the parties with respect to the subject matter hereof; and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Riedel may assign, in his sole discretion, his rights and obligations hereunder to Newco.



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                  (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto; provided that Schedule 1 hereto may be supplemented by Riedel by adding the name and other relevant information concerning my Shareholder of Atrix who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added Shareholder shall be treated as a "Shareholder" for all purposes of this Agreement.

                  (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the Shareholders at the addresses set forth on Schedule 1 and to Riedel at 14301 Ewing Ave. S., Burnsville, MN 55306 or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  (d) Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

                  (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                  (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

                  (g) Confidentiality. Each Shareholder and Riedel agree that they will keep the terms of this Agreement and the proposed Merger confidential until the earlier to occur of (i) a public announcement of the proposed Merger by Atrix or (ii) the filing of a Schedule 13-D by Riedel. The parties agree that this confidentiality clause (a) shall not forbid the release of information by a Shareholder or Riedel to such of their advisors that have a need to know such information or by Riedel to any director, officer or representative of Atrix and
(b) shall not prevent or delay the filing of any new or amended reports of beneficial ownership (on Schedule 13-D, Schedule 13-G or other appropriate form) by any Shareholder. The parties also agree that, because of the sensitivity of such information to Atrix, Atrix shall be a third party beneficiary of this confidentiality clause.

                  (h) Informational Copies. Riedel or Newco agree to provide a draft, in substantially final form, and final copies of the Merger Agreement to any Shareholder upon



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request, for informational purposes only, provided that such Shareholder may not use such Merger Agreement or any information contained therein for any purpose whatsoever or disclose to any person such Merger Agreement or any information contained therein without the prior written consent of Riedel and Atrix.

         IN WITNESS WHEREOF, Riedel and each Shareholder has caused this Agreement to be duly executed as of the day and year first above written.


                                  /s/ Steven D. Riedel
                                  ----------------------------------------------
                                  Steven D. Riedel

                                  SHAREHOLDERS:

                                  /s/ Jerry E. Mathwig
                                  ----------------------------------------------
                                  Print Name:  Jerry E. Mathwig


                                  ----------------------------------------------
                                  Print Name:
                                             -----------------------------------















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                                   SCHEDULE 1
                                   ----------


                                              Number of Shares of Company Common
                                              ----------------------------------
Name and Address of Shareholder                   Stock Owned by Shareholder*
-------------------------------                   ---------------------------

Jerry E. Mathwig                                          345,000 (1)
9031 Avila Cove
Eden Prairie, MN  55437





















(1)      Includes 20,000 shares held of record by spouse.

------------------------------

*Indicates beneficial and, unless otherwise indicated, record ownership. "Beneficial ownership" of such Shares shall be as determined pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same Shares by the same holder, securities beneficially owned by a person shall include securities beneficially owned by all other persons with whom such person would constitute a "group" as described in Section 13-d-3 of the Securities Exchange Act of 1934.